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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                             ---------------------
                                  SCHEDULE TO
                                 (RULE 14D-100)
       TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                                 INNOVEDA, INC.
                       (Name of Subject Company (Issuer))
                          MENTOR GRAPHICS CORPORATION
                           INDIANA MERGER CORPORATION
                      (Names of Filing Persons (Offerors))
                    COMMON STOCK, PAR VALUE $0.01 PER SHARE,
                         (Title of Class of Securities)
                                   45769F102
                     (CUSIP Number of Class of Securities)
                                WALDEN C. RHINES
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          MENTOR GRAPHICS CORPORATION
                            8005 S.W. BOECKMAN ROAD
                         WILSONVILLE, OREGON 97070-7777
                                 (503) 685-1200
      (Name, Address and Telephone Number of Person Authorized to Receive
          Notices and Communications on Behalf of the Filing Persons)
                                   COPIES TO:

               John J. Huber, Esq.                             Christopher L. Kaufman, Esq.
                 Latham & Watkins                                    Latham & Watkins
        555 11th Street, N.W., Suite 1000                         135 Commonwealth Drive
              Washington, D.C. 20004                           Menlo Park, California 94025
                  (202) 637-2200                                      (650) 328-4600

                             ---------------------
                           CALCULATION OF FILING FEE

              TRANSACTION VALUATION*                               AMOUNT OF FILING FEE
              ----------------------                               --------------------
                   $176,874,163                                           $35,375

* Estimated for purposes of calculating the filing fee only. The filing fee calculation assumes the purchase of 44,778,269 shares of common stock of Innoveda, Inc., which includes 4,396,262 shares issueble upon the exercise of outstanding exercisable options, at a purchase price of $3.95 per share. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A                               Filing party: N/A
Form or Registration No.: N/A                             Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1

     [ ] issuer tender offer subject to Rule 13e-4

     [ ] going private transaction subject to Rule 13e-3

     [ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [ ]
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

     This Tender Offer Statement on Schedule TO relates to a tender offer by Indiana Merger Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Mentor Graphics Corporation, an Oregon corporation ("Mentor Graphics" and together with Purchaser, "Mentor"), to purchase all outstanding shares of common stock, par value $0.01 per share, of Innoveda, Inc., a Delaware corporation (the "Company"), for a purchase price of $3.95 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 30, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the "Offer").

ITEMS 1 THROUGH 9, AND ITEM 11

     The information in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and
(a)(1)(B) hereto, respectively, are incorporated herein by reference in answer to items 1 through 9, and Item 11 in this Tender Offer Statement on Schedule TO.

ITEM 10.  FINANCIAL STATEMENTS.

     Not Applicable.

ITEM 12.  EXHIBITS

(a)(1)(A)  Offer to Purchase dated April 30, 2002.
(a)(1)(B)  Letter of Transmittal.
(a)(1)(C)  Notice of Guaranteed Delivery.
(a)(1)(D)  Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.
(a)(1)(E)  Letter to Clients for use by Brokers, Dealers, Commercial
           Banks, Trust Companies and Other Nominees.
(a)(1)(F)  Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9.
(a)(1)(G) Joint Press Release dated April 23, 2002 (incorporated by reference to the Schedule TO-C filed by Mentor Graphics with the SEC on April 24, 2002).
(a)(1)(H)  Summary Advertisement, published April 30, 2002.
(b)(1)     Bridge Loan Agreement dated as of April 23, 2002 among
           Mentor Graphics Corporation, Bank of America, N.A. as agent, and the other financial institutions from time to time parties thereto.
(b)(2)     Promissory Note dated April 23, 2002, executed by Mentor
           Graphics Corporation in favor of Bank of America, N.A.
(c)        None.
(d)(1) Mutual Non-Disclosure Agreement dated as of October 5, 2001, between Mentor Graphics Corporation and Innoveda, Inc.

(d)(2)     Exclusivity and Confidentiality Agreement dated as of March
           25, 2002, as amended, between Mentor Graphics Corporation and Innoveda, Inc.
(d)(3) Agreement and Plan of Merger dated as of April 23, 2002, by and among Mentor Graphics Corporation, Indiana Merger
           Corporation and Innoveda, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by
           Mentor Graphics with the SEC on April 24, 2002).
(d)(4)     Form of Tender and Stockholder Support Agreement dated as of
           April 23, 2002, by and among Mentor Graphics Corporation,
           Indiana Merger Corporation, and each of William Herman,
           Richard Lucier, Kevin O'Brien, Peter Johnson, Kyoden Company
           Limited, DLJ Capital Corporation and DLJ ESC II, L.P.
(d)(5)     Form of Tender and Stockholder Support Agreement dated as of
           April 23, 2002, by and among Mentor Graphics Corporation,
           Indiana Merger Corporation, and each of William Botts, Keith
           Geeslin, Lorne Cooper, Steven Erwin, Hiroshi Hashimoto and
           Paula Cassidy.
(d)(6) Form of Non-Compete Agreement dated as of April 23, 2002, by and among Mentor Graphics Corporation, Indiana Merger
           Corporation, Innoveda, Inc. and each of William Herman and
           Richard Lucier.
(e)        None.
(f)        None.
(g)        None.
(h)        None.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MENTOR GRAPHICS CORPORATION

                                          By:   /s/ GREGORY K. HINCKLEY
                                          --------------------------------------
                                          Name: Gregory K. Hinckley
                                          Title:  President

                                          INDIANA MERGER CORPORATION

                                          By:   /s/ GREGORY K. HINCKLEY
                                          --------------------------------------
                                          Name: Gregory K. Hinckley
                                          Title:  Chief Financial Officer

Dated: April 30, 2002

                                 EXHIBIT INDEX

(a)(1)(A)  Offer to Purchase dated April 30, 2002.
(a)(1)(B)  Letter of Transmittal.
(a)(1)(C)  Notice of Guaranteed Delivery.
(a)(1)(D)  Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.
(a)(1)(E)  Letter to Clients for use by Brokers, Dealers, Commercial
           Banks, Trust Companies and Other Nominees.
(a)(1)(F)  Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9.
(a)(1)(G) Joint Press Release dated April 23, 2002 (incorporated by reference to the Schedule TO-C filed by Mentor Graphics with the SEC on April 24, 2002).
(a)(1)(H)  Summary Advertisement, published April 30, 2002.
(b)(1)     Bridge Loan Agreement dated as of April 23, 2002, among
           Mentor Graphics Corporation, Bank of America, N.A. as agent, and the other financial institutions from time to time parties thereto.
(b)(2)     Promissory Note dated April 23, 2002, executed by Mentor
           Graphics Corporation in favor of Bank of America, N.A.
(c)        None.
(d)(1) Mutual Non-Disclosure Agreement dated as of October 5, 2001, between Mentor Graphics Corporation and Innoveda, Inc.
(d)(2)     Exclusivity and Confidentiality Agreement dated as of March
           25, 2002, as amended, between Mentor Graphics Corporation and Innoveda, Inc.
(d)(3) Agreement and Plan of Merger dated as of April 23, 2002, by and among Mentor Graphics Corporation, Indiana Merger
           Corporation and Innoveda, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report Form 8-K filed by Mentor
           Graphics with the SEC on April 24, 2002).
(d)(4)     Form of Tender and Stockholder Support Agreement dated as of
           April 23, 2002, by and among Mentor Graphics Corporation,
           Indiana Merger Corporation, and each of William Herman,
           Richard Lucier, Kevin O'Brien, Peter Johnson, Kyoden Company
           Limited, DLJ Capital Corporation and DLJ ESC II, L.P.
(d)(5)     Form of Tender and Stockholder Support Agreement dated as of
           April 23, 2002, by and among Mentor Graphics Corporation,
           Indiana Merger Corporation, and each of William Botts, Keith
           Geeslin, Lorne Cooper, Steven Erwin, Hiroshi Hashimoto and
           Paula Cassidy.
(d)(6) Form of Non-Compete Agreement dated as of April 23, 2002, by and among Mentor Graphics Corporation, Indiana Merger
           Corporation, Innoveda, Inc. and each of William Herman and
           Richard Lucier.
(e)        None.
(f)        None.
(g)        None.
(h)        None.